Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Neil E. Grayson
104 South Main Street / Ninth Floor / Greenville, SC 29601	(Admitted in GA SC & NY)
Tel: 864.250.2300 Fax: 864.250.2359	Tel: 864.250.2235
www.nelsonmullins.com	Fax: 864.250.2359
neil.grayson@nelsonmullins.com

            November 26, 2007

Mr. William Friar

Senior Financial Analyst

United States Securities and

Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Yadkin Valley Financial Corporation
Registration Statement Filed on Form S-4
Filed on August 22, 2007
File Number 333-145628
Form 10-K
March 16, 2007
File Number 000-52099

Dear Mr. Friar:

Please find enclosed a memorandum regarding a restatement and amendment of Form 10-K for the target company, Cardinal State Bank, involved in the merger for which the Registration Statement mentioned above was filed.

Please acknowledge receipt of this filing by means of EDGAR Postmaster. Please contact me at (864) 250-2235 if you have any questions or any comments.

Yours Very Truly,

Neil E. Grayson

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

To:	Federal Deposit Insurance Corporation
Securities and Exchange Commission

From:	Cardinal State Bank

Subject:	Restatement of Financial Statements

Date:	November 15, 2007

Background

Following the negotiation and signing of a definitive agreement on June 14, 2007 between Cardinal State Bank (“CSB”) and Yadkin Valley Financial Corporation (“Yadkin”), pursuant to which CSB would be merged into Yadkin’s banking subsidiary, Yadkin Valley Bank and Trust Company, CSB became aware of an unrecorded liability of CSB. This unrecorded liability relates to employment agreements entered into by two of our executives, John W. Mallard, Jr. and W. Harold Parker, Jr., on July 1, 2001 which contained provisions whereby health insurance would be provided to each officer and their respective spouses for the remainder of the officers’ lives. CSB has determined that under the provisions of the employment agreements, a liability should have been recorded on that date and additions to that liability should have been recorded in years subsequent to 2001.

Additional facts and circumstances are as follows:

•                  The spouse of Mr. Mallard is a current Federal government employee and the spouse of Mr. Parker is a retired North Carolina state employee. Currently as such, they both receive life time health insurance coverage.

•                  Subsequent to the execution of their employment agreements, it became the expectations of Mr. Mallard and Mr. Parker and the Compensation Committee of the Board of Directors of CSB, that the insurance benefits that would be provided would be the actual costs to add the officers to their respective spouses’ insurance policies. It was also the officers’ expectations that if coverage became unavailable, that CSB would provide the health insurance to them.

•                  At present, the approximate cost to add the officers to their respective spouses’ insurance policies would be $800 monthly.

•                  Mr. Mallard has never been covered under the CSB group health insurance policy. He is now and has always been carried on his spouse’s policy.

•                  It is the officers’ expectation that the above health insurance benefits would be provided in the event of a separation of employment for any reason, other than for cause.

•                  There are no other agreements in place that, to our knowledge, obligate CSB to provide post-retirement health insurance coverage for any other employees.

In connection with the proposed merger, an independent actuary was retained by CSB to determine the value of the above benefits as of June 14, 2007. The actuary determined a total present value of the above benefits at approximately $1.3 million. This calculation was based on the text of the employment agreements, assumed retirements at age 65, a 12% annual increase in the cost to provide the benefits and a discount rate of 5.75%. In exchange for consideration of approximately $1.1 million, the two officers agreed to surrender their benefits immediately prior to the closing of the merger transaction.

After consultation with CSB’s independent accountants, Elliott Davis, PLLC, and based on the requirements of generally accepted accounting principles, CSB has concluded that liability should have been recorded in an amount sufficient to ensure that the entire net present value (“NPV”) of the expected future cash flows should have been recorded on the date (July 1, 2001), the officers became eligible to receive the benefits under the terms of their employment agreements, which did not specify a required service period or vesting schedule. Additions to the initially established liability should have been recorded in subsequent years.

Conclusions

The language of the employment agreements does not reflect the officers’ expectation of being added to their spouses’ policies. CSB believes that the settlement the officers have agreed to based on the value calculated above should be used in determining the proper accounting treatment.

Due to the fact that no service period or vesting schedule is specified, the benefits should have been recorded at the time of the execution of the employment agreements in an amount equal to the NPV of the expected future cash flows. CSB believes that the agreements to settle the benefits would be considered a Type 1 Subsequent Event as described in AU Section 560.

Given that the date of the employment agreements precedes the restatement dates and that CSB believes that it now knows the final resolution of the settlement of the transaction, CSB believes that it should base the NPV calculation based on the $1.1 million amount agreed upon with Yadkin to settle these benefits.

Required Adjustments

Based on the above, the amount of the required financial statement adjustments, assuming a 5.75% discount rate, would approximate the following for the indicated years:

Year End	Present Value	Period Expense

2001	$804,441	$804,441
2002	851,935	47,494
2003	902,233	50,298
2004	955,501	53,268
2005	1,011,914	56,413
2006	1,071,657	59,743

Accordingly, CSB proposes that its financial statements for the years 2001 through 2006 be adjusted by the amounts in the table above. The resulting financial statements as of December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 would reflect the following ($000’s):

	2004			2005			2006
	As Filed	Adj.	Restated	As Filed	Adj.	Restated	As Filed	Adj.	Restated

Liabilities	117,096	955	118,051	144,823	1,012	145,835	169,198	1,072	170,270

Other equity	11,313		11,313	10,345		10,345	11,313		11,313
Additional paid-in capital	11,238		11,238	11,239		11,239	11,494		11,494
Retained	(4,208)	(955)	(5,163)	(2,509)	(1,012)	(3,521)	(2,509)	(1,072)	(3,581)
Total equity	18,343	(955)	17,388	19,075	(1,012)	18,063	20,298	(1,072)	19,226

Net income	302	(53)	249	739	(57)	682	960	(60)	900

EPS	0.16	(0.03)	0.13	0.33	(0.03)	0.30	0.42	(0.03)	0.40

2004 balance sheet data is not presented in the 2006 Form 10-KSB.

These adjustments would be reflected in an amended filing with the FDIC of CSB’s Form 10-KSB for the fiscal year ended December 31, 2006. This amended filing would be accomplished as soon as possible.

Regarding 2007, CSB proposes that the addition to the liability as recorded above be made in the financial statements filed with CSB’s Form 10-QSB for the quarter ended September 30, 2007. The approximate amount of the addition to the liability for the nine months ended September 30, 2007 would be $47,453.

CSB has also reviewed the impact of the restatements upon its capital ratios at the end of each of the years 2001/2006. The attached Exhibit A shows that CSB would have remained significantly above the FDIC “Well Capitalized Minimums” at the end of each of the years presented.

Summary

CSB’s independent accountants, Elliott Davis, PLLC, have reviewed the proposed adjustments and the manner in which CSB proposes to amend its Form 10-KSB for the fiscal year ended December 31, 2006 for the restatements and the treatment of the addition to the liability for 2007 through September 30, 2007, and are in agreement. CSB’s management has also reviewed this matter and the proposed adjustments and restatements with the Board of Directors of CSB and the Board has unanimously approved.

CSB’s management, along with Elliott Davis, PLLC, will be glad to discuss this matter further at your convenience.

CARDINAL STATE BANK

Regulatory Capital (1)

($000’s)

	As of December 31,
	2006		2005		2004		2003		2002		2001
	As		As		As		As		As		As
	Originally		Originally		Originally		Originally		Originally		Originally
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
Total risk weighted assets	156,636	156,636	139,741	139,741	109,606	109,606	84,830	84,830	38,581	38,581	12,710	12,710

Tier I Capital	20,298	19,226	19,075	18,063	18,336	17,381	8,588	7,686	9,945	9,093	12,152	11,348
Tier II Capital	1,921	1,921	1,682	1,682	1,370	1,370	1,067	1,067	436	436	70	70
Total Capital	22,219	21,147	20,757	19,745	19,706	18,751	9,655	8,753	10,381	9,529	12,222	11,418

Average assets	189,557	189,557	159,847	159,847	128,277	128,277	92,646	92,646	42,416	42,416	24,627	24,627

Tier I Leverage ratio %	10.71	10.14	11.93	11.30	14.29	13.55	9.27	8.30	23.45	21.44	49.34	46.08
Tier I Risk Based Capital ratio %	12.96	12.27	13.65	12.93	16.73	15.86	10.12	9.06	25.78	23.57	95.61	89.28
Total Risk Based Capital ratio %	14.19	13.50	14.85	14.13	17.98	17.11	11.38	10.32	26.91	24.70	96.16	89.83

Amount Tier I Capital restated		1,072		1,012		955		902		852		804

(1) Well Capitalized Minimums:
Tier I Leverage Capital %	5.00
Tier I Capital %	6.00
Total Capital %	10.00